Exhibit 21.1

Subsidiaries of Chicago Mercantile Exchange Holdings Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
CME Alternative Marketplace Inc.	Delaware

Chicago Mercantile Exchange Inc.	Delaware

GFX Corporation	Illinois